Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration Fee
Common Stock, par value $0.001 per share	10,947,201	$2.18	$23,864,898.18	$2,212.28

Total	10,947,201	$2.18	$23,864,898.18	$2,212.28

(1)	In addition, there are being registered hereunder such additional number of shares of Common Stock, of a currently indeterminable amount, as may from time to time become issuable by reason of stock splits, stock dividends or similar transactions, which shares of Common Stock are registered hereunder pursuant to Rule 416.

(2)	Calculated in accordance with Rule 457(c), based on $2.18 which was the average of the high and low prices per share of Common Stock as reported on the Nasdaq Capital Market on April 7, 2022